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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hatteras Capital Distributors, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8510 Colonnade Center Drive, Suite 150

(No. and Street)

Raleigh   **NC**   **27615**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Crapps   (404) 579-0747

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & company, CPA's, P. C.

(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32   Marietta   **GA**   **30062**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Perkins , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David B. Perkins
Signature

Managing Member
Title

Brittney L Chick-Reny
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2020



Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent

Registered Public Accounting Firm for the Year Ended December 31, 2020

Hatteras Capital Distributors, LLC
Contents

Facing Page to Form X-17A-5	**2a**
Affirmation of Officer	**2b**
Report of the Independent Registered Public Accounting Firm	**3**
Firm Financial Statements	**4**
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9
Independent Registered Public Accounting Firm Report on Exemption	11
Management's Report on Exemption	12
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-l and Statement Pursuant to Rule 17a-5(d)(4)	14
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Independent Accountants Report on Agreed Upon Procedures SIPC 7 Report	17
SIPC 7 Report	18

To the Member of
Hatteras Capital Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hatteras Capital Distributors, LLC 's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2021

Financial Statements

Hatteras Capital Distributors, LLC
Statement of Financial Condition

December 31,	2020
Assets	
Cash and Cash Equivalents	30,526
Due From Affiliate	456,220
Prepaid expenses and other assets	33,817
Total Assets	**520,563**
Liabilities	
Accrued expenses and account payable	8,234
Total Liabilities	8,234
Equity	512,329
Total Liabilities and Equity	520,563

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Operations

2020

Revenues:	
Service fees	906,014
Total Revenues	906,014
Expenses:	
Payroll and Related Expenses	371,929
Marketing events and Materials	56,505
Travel, meals and entertainment	25,925
Professional fees	31,972
Regulatory fees and expenses	26,811
Office expenses	41,787
Rent	30,816
Depreciation	41,912
Other expenses	11,777
Insurance	21,105
Total Expenses	660,539
Net Income:	245,475

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC Statement of Changes in Member's

Equity

Beginning equity, December 31, 2019	266,854
Net Income	245,475
Ending equity, December 31, 2020	512,329

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

Year ended December 31,	2020
Operating Activities	
Net Income	245,475
Adjustments to reconcile net income to net cash provided by operations	
Change in due from affiliate	(278,739)
Change in prepaid and other assets	(4,067)
Change in accounts payable and accrued expenses	(1,976)
Net Cash Used by Operating Activities	(39,307)
Cash and Cash equivalents, beginning of year	69,833
Cash and Cash Equivalents, end of year	30,526

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC
Notes to Financial Statements
December 31, 2020

1.   Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Funds, LP (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Funds from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to Footnote 74 of SEC Release no. 34-70073 and does not hold customer funds or safe-keep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents
The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2020 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2020, nor at any point during the twelve-months ended December 31, 2020. The Company defines Cash and Cash Equivalents as highly liquid instruments with original maturities of less than 90 days.

Service Fees Receivable and Due from Affiliates
The Company records service fee receivables by providing services to various funds managed and advised by, it's affiliate, Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented   net in the Company's Statement of Financial Position. At December 3 l, 2020, $456,220 was due from Hatteras Funds. The Company has determined that all amounts due from Hatteras Funds are collectable and no valuation allowance or reclassification is needed.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include, Fund Servicing Agreements and a 12b-1 Plan.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Fund Servicing Agreements and Concentrations:

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns all of its service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

Expenses

The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2020.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-1 0, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective posit ion. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is evaluating new accounting standards and will implement as necessary.

2.   Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. At December 31, 2020, $456,220 was due from affiliated entities. The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2020:

Revenues:

Service fees	906,014
Total Revenues	906,014

Expenses:

Payroll and Related Expenses	371,929
Marketing events and Materials	51,551
Travel, meals and entertainment	30,081
Professional fees	8,868
Office expenses	29,426
Rent	30,816
Depreciation	41,912
Other expenses	2,075
Insurance	11,747
Total Expenses	578,405
Net Income:	327,609

3.   Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-l, which requires the Company to maintain minimum net capital, us defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had regulatory net capital of $22,292 which is $17,292 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.3694 to1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, in reliance on Footnote 74 to SEC release 34-70073 as discussed in Q&A #8 of the related FAQ issued by SEC staff.

4.   Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Hatteras Capital Distributors, LLC's Annual Exemption Report, in which (1) Hatteras Capital Distributors, LLC identified the following provisions of 17 C.F.R. under which Hatteras Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") and (2) Hatteras Capital Distributors, LLC stated that Hatteras Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a5 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2021

Exemption Report

Hatteras Capital Distributors, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving; distributor or wholesaler of investment company products (I.e., mutual funds); distributor or wholesaler of tax shelters and limited partnerships in primary and secondary markets; distributor or wholesaler of private placements of securities (including hedge funds); underwriter or selling group participant of best-efforts offerings; and maintain only institutional customers' and other broker/dealer' accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, David B. Perkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David B. Perkins   _1. 11. 2021_

Authorized Signature   Date

David B. Perkins
Managing Member

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December	2020
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 512,329
Less: Non allowable assets:	
Other assets	490,037
Net Capital	22,292
Computation of Basic Net Capital Requirement:	
6-2/3% of $8,234, aggregate indetedness	549
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	17,292
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	8,234
Total Aggregate Indebtedness	8,234
Percentage of Aggregated Indebtedness to Net Capital	36.94%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2018 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Hatteras Capital Distributors, LLC

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Hatteras Capital Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hatteras Capital Distributors, LLC and the SIPC, solely to assist you and SIPC in evaluating Hatteras Capital Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Hatteras Capital Distributors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hatteras Capital Distributors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hatteras Capital Distributors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2021



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*23********1589********************MIXED AADC 220
67555   FINRA   DEC
HATTERAS CAPITAL DISTRIBUTORS LLC
HATTERAS CAPITAL
8510 COLONNADE CENTER DR STE 150
RALEIGH, NC 27615-5864
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting his form.

Allison Zollicoffer
(984) 204-4280

2. A. General Assessment (item 2e from page 2) $ **1,359.02**

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (**701.07**)

       _____ Date Paid

    C. Less prior overpayment applied   (**0.00**)

    D. Assessment balance due or (overpayment)   **657.95**

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   **0.00**

    F. Total assessment balance and interest due (or overpayment carried forward) $ **657.95**

    G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ **657.95**
       Total (must be same as F above)

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hatteras Capital Distributors, LLC
(Name of Corporation, Partnership or other organization)

Cell Suh
(Authorized Signature)

Accountant
(Title)

Dated the 15th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _906,014_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
            Code 4075 plus line 2b(4) above) but not in excess
            of total interest and dividend income. $ _____

      (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   - 0 -

2d. SIPC Net Operating Revenues $ _906,014_

2e. General Assessment @ .0015 $ _1,359.02_

(to page 1, line 2.A.)

2